

FETCH! DOG TREATS

A proven dog treat brand constrained by manual production

OVERVIEW **DETAILS** **POSTS** **WHAT INVESTORS SAY** **ASK A QUESTION**

Highlights

(1) Consistent national wholesale demand constrained by manual decorating

(2) Products sold through 300+ independent retailers nationwide

(3) Manual production caps output; automation unlocks immediate throughput









4 Funds production automation, not customer acquisition experiments

Team

Jackie Lovern Founder & President

Founder of fetch! Dog Treats (2012). Leads product development and production, overseeing formulation, quality control, and decorated cookie manufacturing. Built the business from a home kitchen into a national wholesale brand serving hundreds of independent retailers.

John Griveas C0-Founder & Vice President

Joined fetch! Dog Treats in 2014. Leads operations and wholesale growth. Scaled distribution to 300+ independent retailers nationwide and manages pricing, logistics, and production planning, with a current focus on automation to remove manufacturing bottlenecks.

Automation unlocks stalled demand at Fetch! Dog Treats

Fetch! Dog Treats is not struggling to find customers. We are struggling to keep up with demand.

Founded in 2012, operating as an LLC since 2015, and full-time since 2019, Fetch! has built a trusted wholesale brand in the natural dog treat space. We supply hundreds of independent retailers and national partners with

handmade biscuits and decorated cookies. Our products sell through, and customers consistently reorder.

The constraint is production. Decorating, in particular, is still largely manual.



Human fatigue, distraction, scheduling limits, and injury risk introduce variability that caps how much product we can reliably ship. This raise is designed to remove that constraint by making our most labor-intensive process repeatable, predictable, and scalable.

The Problem: A Proven Brand Stuck at a Production Ceiling

Fetch! has proven product-market fit. What we haven't been able to do is scale reliably.

Our most popular SKUs require hand-decorating, which limits output, ties up skilled labor, and forces us to delay or turn away orders. Demand exists across wholesale, seasonal programs, and repeat retail partners, but without a repeatable process, growth stalls regardless of interest.

This is not a marketing problem.

This is not a product problem.

It is a capacity and process-control problem.

The Solution: Automation That Creates Repeatability

This raise is focused on targeted production automation, specifically equipment that replaces a labor-intensive, variability-prone decorating process with a consistent system.

Automation does not eliminate people. It eliminates unpredictability.

By automating our biggest bottleneck:

- Human fatigue, distraction, and downtime are removed from the process

- Output becomes consistent from run to run, day to day

- Lead times become predictable instead of variable

- Labor is redeployed to production and fulfillment instead of repetitive hand work

- Existing demand can finally be fulfilled reliably

This is not experimental technology. It is proven equipment already used in food production environments. The value is not speed for its own sake, but control, consistency, and repeatable output at scale.

Traction: Demand Is Already There

Fetch! Dog Treats has:

- Over a decade in market

- Hundreds of independent retail partners nationwide

- Strong reorder behavior driven by repeat customers

- Ongoing inbound demand we cannot fully service today due to capacity limits

We've already done the hard part: building trust, distribution, and demand. Automation allows us to consistently deliver what the market is already asking for.

Why Now

We've reached the point where manual production is no longer sustainable.

Without automation, growth remains capped regardless of demand. With it, Fetch! can move from a constrained operation to a scalable one built on repeatable processes. This raise is not about chasing hypothetical growth. It's about removing a known constraint that is holding revenue back today.

Use of Funds

Investor funds will be used to:

- Acquire and install decorating automation

- Convert a variable, labor-intensive process into a repeatable system

- Reduce lead times and eliminate chronic order backlogs

- Support working capital tied directly to increased, predictable output

Funds are not being used for speculative expansion, excessive hiring, or unproven initiatives.

What Success Looks Like in 12 Months

With automation in place, Fetch! expects to:

- Eliminate production backlogs driven by manual constraints

- Offer consistent lead times that support reliable wholesale reorders

- Increase weekly output without proportionally increasing headcount

- Shift from capacity-constrained growth to demand-driven growth

The goal is not complexity. It's reliability, control, and the ability to say "yes" to customers who are already asking.

The Ask

This raise allows investors to participate in a business that already works but is artificially constrained by process, not demand.

out is artificially constrained by process, not demand.

By fixing the bottleneck, Fetch! converts existing demand into shippable, repeatable revenue.